EX-99(h)(4)

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the ____ day of _______, 2008 between Cheswold Lane Asset Management, LLC (the “Advisor”) and Cheswold Lane Funds (the “Trust”), on behalf of the Cheswold Lane International High Dividend Fund (the “Fund”), a series of the Trust.

WHEREAS, the Advisor desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the levels described below.

NOW THEREFORE, the parties agree as follows:

The Advisor agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Trust on behalf of the Fund and the Advisor dated June 2, 2006, and/or assume expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest, brokerage commissions and other costs relating to portfolio securities transactions (including the costs, fees and expenses associated with the Fund’s investments in other investment companies) and other extraordinary expenses, do not exceed 1.15% of the Fund’s average daily net assets.

This Agreement shall be effective as of July 1, 2008 and shall continue in effect until April 30, 2009.  Thereafter this Agreement shall automatically continue thereafter for successive renewal terms of one year each, unless either party notifies the other party of its desire to terminate this Agreement prior to such renewal.

CHESWOLD LANE ASSET MANAGEMENT, LLC

By:

Eric F. Scharpf

Managing Partner

CHESWOLD LANE FUNDS

By:

Eric F. Scharpf

President and Chief Executive Officer